1331 W Powell Way
Lehi, Utah 84043
November 8, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Melissa Kindelan
Christine Dietz
Austin Pattan
Kathleen Krebs

Re:	Weave Communications, Inc.
Registration Statement on Form S-1
File No. 333-260321
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request
Requested Date:	November 10, 2021
Requested Time:	4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Weave Communications, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-260321) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Company hereby authorizes William L. Hughes, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Mr. Hughes at (415) 773-5720.
[Signature page follows]

Sincerely,
WEAVE COMMUNICATIONS, INC.

By:	/s/ Alan Taylor
Name: Alan Taylor
Title: Chief Financial Officer

cc:	Roy Banks, Weave Communications, Inc.
Wendy Harper, Weave Communications, Inc.
Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP